Invest in Toffee.com

The eBay for digital goods - Buy and sell any digital product imaginable!



 TOFFEE.COM MIDDLETOWN DE

Technology Software Payments Bitcoin Ecommerce

ABOUT UPDATES³ REVIEWS⁶ ASK A QUESTION⁰

Why you may want to invest in us...

1 ☑ Early Traction: $27K in GMV & 175K listing views in the past 12 months. Sellers already love us!

2 💡 Went through YCombinator Startup School S19 & member of Google for Startups Campus

3 🎯 The Toffee brand name & toffee.com URL / authoritative website real estate

4 🗺 Marketplace is up and running with 3000+ registered users and 3500+ listings created

5 ⚡ Easiest and fastest way to list digital goods online. Start selling in minutes, not days

6 🏪 Simplest and safest way to purchase digital goods online. Buy instantly, no need for an account

7 💸 Founder invested $200K to build the marketplace, before incorporating Toffee in April 2020

8 😷 Pandemic-Proof. Toffee is a completely virtual experience; from browsing to receiving your goods

Why investors ❤ us

WE'VE RAISED $225,332 SINCE OUR FOUNDING



I invested in Toffee for many reasons and I truly believe Toffee will become the eBay of digital products. The founding team, booming e-commerce industry, and the fact that Toffee accepts Bitcoin through a partnership with Wyre made this investment a no-brainer for me. The current round with a 5M valuation cap allows others the opportunity to invest in the absolute ground floor and one I could not pass on. The story of Toffee is just getting started, but I believe tech giants like Shopify, Amazon, or eBay will ultimately acquire Toffee. Let's go!

Joseph Lizyness CEO, Eagle Atlas

LEAD INVESTOR ❓ INVESTING $1,000 THIS ROUND



Great idea abs someone needs to compete with Ebay as they are residual out how they charge you now. Funny that I was just thinking someone needed to make an app! Jill Powell

Jill Powell ⭐

Smll business owner of a few different agencies.





Love the idea and passion, here. Good luck, Yousef, and welcome to the WeFunder community!

Craig Jonas ⭐

Dr. Jonas founded CoPeace in 2018 after percolating the idea for more than 30 years and being part of several successful start-up ventures.



Amazing opportunity to get in on the next eBay through digital services/products at the ground floor valuation.

Joseph Lizyness ☆

Army veteran, entrepreneur, consultant, and believer that we can change the world.



Joe sent me, and this looks awesome!

Dusty L Walker ☆



Yousef is very entrepreneurial and has a knack for buying and selling digital goods online

Duaa Talib ☆



I think that Toffee could indeed become the eBay for digital products!

Mohammed Abdulhassan ☆

Former director of management and security

The founder



Yousef Abdulhassan

Founder

Experienced founder with over a decade of relevant experience in the digital goods industry. Former cybersecurity consultant to Mercedes Benz, Hugo Boss, Fossil, and more.

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In the news

Online Marketplace Toffee Adds Fiat-to-Bitcoin Conversion

Bitcoin Business Will Heasman Sep 29, 2020 at 15:36 UTC Toffee, an online marketplace for digital goods, is partnering with fiat onramp Wyre to allow merchants to efficiently convert fiat payments into

October 10, 2020 @ btctimes.com

Coinmall Hopes to Build an Ebay for Digital Goods Powered by Cryptocurrency | Services Bitcoin News

This week we looked at a new cryptocurrency-based marketplace called, Coinmall.io, a platform that allows users to purchase digital goods with bitcoin and litecoin. Further, news.Bitcoin.com discussed the

October 20, 2017 @ news.bitcoin.com

Downloads

📄 Toffee Pitch Deck.pdf

Toffee.com helps you buy and sell digital products online - we're building the eBay for digital goods.

Trading digital goods online is **terrible**. Here at Toffee, we're completely overhauling that experience. Think **eBay**, but exclusively for trading digital products.

😫 Selling digital goods online is <u>terrible.</u>

Selling digital goods online has **always** been a bad experience for sellers. Did you know that **you have to pay $9.95 per digital good listing on eBay**, and if you don't do so your listing and/or account gets deleted? <u>Here's a link to their policy.</u>



😁 Toffee makes selling digital goods AWESOME.

We've **completely** re-designed and overhauled the listing/sales process of digital products on a marketplace. Create **unlimited stores & listings for free**, ship your digital products **automatically**, generate **coupons** for your listings & **so much more...**



How to sell a digital product on Toffee
1
REGISTER ON TOFFEE, SELL GOODS INSTANTLY
2
CREATE UNLIMITED LISTINGS FOR FREE
3
CUSTOMER PURCHASES THE DIGITAL GOOD
4
DIGITAL ITEM IS AUTO-SHIPPED TO CUSTOMER
5
SALE COMPLETED. LIST ONCE, SELL ITEMS FOREVER



The ease and simplicity of creating a store on Toffee. In a matter of minutes you can go from having an idea to spinning up a store and start listing your digital goods on the marketplace!

📈 We're gaining traction.

With **over 3000 registered users and $27K+ worth of sales processed,** Toffee has been growing **fast** in the past few months - this shows that there is a **strong demand** for the marketplace.



$13.84
Avg. value per purchase
$27K+
Total volume processed
3000+
Total registered users

💰 How we'll make money.

If we process **$100K in sales per month** and charge a **5% fee per sale**, we'll have **$5K in monthly gross revenue**. Below is an example of how we'll be achieving this.



Step 1
Recruit Sellers
We'll recruit sellers who want to sell their digital goods on Toffee. Let's assume we recruit 1000 active sellers within the next 12 months.
Step 2
Charge Platform Fee
The 1000 sellers generate $100K in monthly volume through Toffee. That's $1000 in sales processed per seller. We'll charge a 5% fee per sale.
Step 3
Generate Revenue
5% of $100K is equal to $5K in gross revenue per month for Toffee. This figure excludes listing promotions or premium seller subscriptions.

💪 Doing the work.

We've attended **YCombinator**'s Startup School incubator, are a member of **Google** for Startups Campus, already built near-complete feature parity with the likes of **Shopify**. And we've only just gotten started.



Incubator
STARTUP SCHOOL
Startup Community
Google for Startups
Feature Parity
shopify

🧑‍🤝‍🧑 Useful for everyone.

Toffee is useful for people from all walks of life. Your son wants to buy an Xbox Live gift card? You want to self-publish a fantasy novella in digital format? Content creators in the "Creator Economy" need a platform for their products/services? **The answer is Toffee.**


Where can I...
Buy digital products online with PayPal, Stripe, or Bitcoin
Sell my digital goods and have them automatically be shipped
Find a marketplace to browse digital products at a discount
Create multiple stores for my various online businesses
The answer is Toffee.com!

🚀 It's time to build - join us!

The endeavor to build this **digital rocket ship**, to become the eBay for digital goods, has just begun. We'd **love** for you to join us and become part of this epic journey. **Let's build!**


Join Us
Let's build!

Investor Q&A

+ EXPAND ALL

What does your company do?

Toffee helps people buy and sell any digital product imaginable. Whether it's an eBook, video, gift card, or game key; you can automatically buy and sell it on Toffee in a simple and secure way.

Where will your company be in 5 years?

In 5 years, we hope to become the de facto marketplace for buying and selling digital goods. We hope that Toffee will be the top-of-mind platform for every digital native when they think of the secondary market for digital products. We hope to see our community grow from its current size of ~3k users to well over 10 million users. Also, we hope to have partnered up with various businesses to provide value-add services to our users. These are future projections and are not guaranteed.

Why did you choose this idea?

Buying and selling digital goods is horribly broken, so I've made it my life's mission to fix this problem. I've witnessed first-hand how inefficient buying/selling digital goods online can be, Toffee is my answer to this problem.

How far along are you? What's your biggest obstacle?

The marketplace is built out and has feature parity with various well-known storefronts, including Shopify. In the past 12 months, we've started to see early signs of traction which includes $27K in GMV over 1800 successful sales.

Our biggest obstacle currently is to continue gaining traction. To achieve this goal, the Toffee team needs to be augmented, and the marketplace needs to be refined ever further.

Who competes with you? What do you understand that they don't?

Toffee has various competitors in different shapes and sizes. On the one hand, we compete with legacy marketplaces such as eBay and other local/vertical variants, whilst on the other hand we compete with tools which include storefronts such as Shopify and the like.

Toffee is built exclusively with the purpose of automatically facilitating the purchase and sale of digital products, from start to finish. This is where legacy marketplaces fail; they do not support digital goods.

Unlike storefronts, which are tools for sellers, Toffee is a marketplace. The value proposition is completely different, and more attractive to both parties.

How will you make money?

Toffee makes money in 3 different ways:

1. We charge a platform fee per facilitated transaction on the marketplace.

2. We offer sellers the ability to promote their listing in various ways. Example: a seller can pay $5 to 'sticky' a listing to the top of the category for the duration of 7 days. This is similar to what eBay offers their sellers.

3. We will be offering a monthly recurring 'premium seller' plan for sellers who have hit scale and require advanced tools and features. A good analogy to this is Shopify's plans

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The biggest risk is that Toffee does not gain enough momentum to establish its network effects before an indirect competitor with an established customer base comes into the space.

What is the difference between the volume/GMV and the revenue? ⌄

Presently Toffee has processed over $27K in volume/GMV, which is the total amount of money that has changed hands between buyers and sellers on the platform since Toffee's inception.

The revenue is how much of the volume/GMV goes towards us, the platform in the form of a platform fee. Currently, Toffee takes a 0% platform fee per purchase, so we have not yet made any revenue from the $27K volume/GMV processed through the platform.

In the near future, we will enable our platform fee (around 5% per sale processed) and thus start generating revenue.

How do you plan to address counterfeit/cracked/stolen items or accounts on your platform? ⌄

We'll initially be using a text-based approach where listings get flagged and put on hold if the title or body contains a disallowed string of text (i.e. "cracked Netflix account").

Flagged listings are manually reviewed and subsequently approved or deleted.

As we grow and establish ourselves, We'll either make use, or create our own version, of eBay's "Verified Rights Owner (VeRO)" program. This program enables copyright holders to take down listings by themselves, following a few automated checks.

By doing so, we automate most of the review process and minimize as much friction as possible for both copyright owners as well as sellers on the marketplace, whilst also helping curate the marketplace for customers browsing Toffee.

What kind of digital goods can be bought or sold on Toffee? ⌄

Pretty much anything you can think of, that's the beauty of Toffee! Here's a few examples we've seen in the wild on Toffee:

1. Self-published content: An indie eBook seller moved his eBook catalog to Toffee for more exposure, with the added benefit of Toffee helping automate his sales/delivery process.

2. In-game items and gold: Owners of private gaming servers list gold/currency and premium in-game items on Toffee, which their userbase can subsequently purchase. This helps the owner earn an income and supports the upkeep of the gaming servers.

3. Access to services: there are sellers who use Toffee as a payment processor for their own web apps/projects, listing time-based access and credit tokens to their customers via Toffee.

There are many more use-cases available, but broadly speaking you can break it down into 4 categories:
1. Downloadable products
2. Codes/keys/serial codes, and anything else text-based
3. Deliveries involving automated actions involving IPN/API/webhook callbacks
4. Products or services which need to manually be carried out and/or delivered